Exhibit 4.21

This is a translation of the original contract written in Chinese and is for reference purpose ONLY.

Contract No.: TongDiChuZi [2007] 052

Contract on the Assignment of the Use Right of State-Owned Land

Chapter I General

Article 1 Parties to the Contract:

Assignor: Nantong Municipal Bureau of State-owned Land and Resources

Assignee: Ctrip Information Technology (Nantong) Co., Ltd

The Contract is executed on a fair, voluntary, non-gratuitous, honest and faithful basis by both Parties in accordance with P.R.C Law of Land Administration, P.R.C Law of Urban Real Estate Administration, P.R.C Contract Law as well as other laws, administrative regulations and local rules and regulations.

Article 2 The Assignor shall assign the land use right as per the authorization by law. Ownership of the land assigned belongs to the People’s Republic of China. The State has jurisdiction, administrative power, other power granted to the State by the applicable P.R.C. laws and in addition, indispensable interests for the sake of public interests. Underground resources, objects buried underground and municipal public works are excluded from the scope of the assignment of the land use right.

Chapter II Delivery of the Land under Assignment and Payment of Assignment Fee

Article 3 The land parcel assigned to the Assignee by the Assignor is numbered C0752 and located at the west side of Tongsheng Street and north side of Xinghu Street (Nengda Central Business District F-02-03, F-02-04, D-10-01, D-10-02), covering a total area of Forty Seven Thousand and Thirty One Point Forty Seven square meters (47031.47sqm); the area of the land under assignment is the same as the land parcel. For the coordinate of metes and bounds as well as the boundary marks, please refer to the attachment “Setting-out Plan of the Assigned Land Parcel”.

Article 4 The land parcel under assignment under the Contract is for the purpose of commercial office (value-added telecommunication business) use.

Article 5 The assignment of the land use right under the Contract is subject to a term of 40 years from the date of actual land delivery by the Assignor.

Article 6 The assignment fee for the land parcel is One Thousand Yuan per square meter (1,000Yuan), totaling Forty Seven Million Thirty One Thousand Four Hundred and Seventy Yuan (47,031,470 Yuan).

Article 7 The Assignee shall effect payment of Seven Million Yuan (7,000,000 Yuan) as the down payment for the fulfillment of the Contract to the Assignor before Jan 7, 2008. The down payment shall be used to offset the assignment fee.

Article 8 The Assignee agrees to make payment of the aforementioned assignment fee prior to the following deadline:

Phase 1 RMB Forty Million Thirty One Thousand Four Hundred and Seventy Yuan (40,031,470Yuan). Time of Payment: prior to February 28, 2008.

Article 9 The Assignee agrees to transfer the obligation of physical delivery stipulated by the Contract to the Management Committee of Nantong Economic and Technological Development Zone. The Assignee shall enter into a separate contract with the Management Committee of Nantong Economic and Technological Development Zone on such issues as the specific time of land delivery and land conditions to be met.

Chapter III Development, Construction and Utilization of Land

Article 10 The Parties involved shall carry out on-site verification of the boundary markers at all boundary points according to the coordinate shown by the “Setting-out Plan of the Assigned Land Parcel”. The Assignee shall provide proper protection for the boundary markers, unauthorized movement of which is prohibited. In case the boundary markers are damaged or moved, the Assignee shall immediately report in writing to the Assignor and apply for a survey for the restoration of the boundary markers.

Article 11 For new buildings constructed by the Assignee within the land parcel stipulated by the Contract, the nature of the main constructions, the nature of affiliated buildings, floor and area ratio, building density as well as height limits shall meet the Key Points of Planning and Design for Land Parcels F-02-03, F-02-04, D-10-01, D-10-02 at Nengda Central Business District

Article 12 The Assignee agrees to carry out the following construction works along with all the others within the land parcel specified in the Contract and hand them over at no consideration to the government: to be executed as per the requirements of the planning.

Article 13 The Assignee agrees that the construction work shall commence before September 30, 2008, and complete before March 30, 2011. Upon completion, the Assignee shall apply for an inspection on the completed work.

Application for a delay in construction shall be made 30 days in advance. The delay shall not exceed one year. Upon the consent of the Assignor, the deadline for project completion and date of inspection and delivery may be extended accordingly.

Article 14 All facilities in relation to water, gas, wastewater involved in the construction within the land parcel carried out by the Assignee as well as main pipelines, electric substation interface and led-in engineering work from outside of the land parcel shall be operated in accordance with relevant regulations.

The Assignee agrees to allow various pipelines built by the government for public utility purposes to lead in/out, pass through or across the land parcel. The Assignee agrees to ensure right of way for the neighboring land around the land parcel.

Article 15 Upon full payment of the land-use right assignment fee as agreed in the Contract, the Assignee, using the Contract and the receipt for the payment of assignment fee, shall apply to the Assignor for land registration and receive the Certificate for the Use of State-owned Land to obtain the use right of the assigned land.

The Assignor shall complete, in accordance with law, the registration process for the Assignee with regard to their land use right for assignment and issue the Certificate for the Use of State-owned Land to the Assignee within 30 days from the date of accepting the application for land registration.

Article 16 The Assignee must make proper and lawful use of land and may not conduct within the land parcel any activity that poses damage or destruction to the surrounding environment or facilities. The Assignee shall compensate for any loss caused by such activity to the State or others.

Article 17 Within the term of assignment, the Assignee must utilize the land as per the purposes and conditions of land use specified in the Contract. The following procedure must be followed in case of any alteration to the purposes and conditions for land use specified in the Contract: obtaining consent from the competent administration departments of urban planning and the Assignor; going through relevant procedures of approval in accordance with the law; signing the Agreement on the Modification to the Contract on the Assignment of the State-Owned Land Use Right or entering into a new contract thereof; adjusting the assignment fee accordingly; and completing the registration for the alteration to the purposes of land use.

Article 18 The government reserves the right of urban planning adjustment over the land parcel under the Contract. In case of any alteration made to the planning for the use of the original land, existing buildings in the land parcel will not be affected. Nevertheless, rebuilding, renovation or reconstruction of the buildings or attached objects within the term of use, or the application for a renewal of the contract upon expiration of the term must comply with the prevailing planning.

Article 19 The Assignor shall not recover the land use right that the Assignee acquired in accordance with the law before the expiration of the Contract term. Under special circumstances, the Assignor may, based on the requirements of social public interests, recover the right before the expiration of the term of use in compliance with the relevant legal procedures and shall offer corresponding compensation to the Assignee based on the value of the buildings and other attached objects within the land parcel at the time of the recovery, and the price of the land use right for the remaining term of use.

Chapter IV Transfer, Lease and Mortgage of the Land Use Right

Article 20 The Assignee is entitled to transfer, lease or mortgage, fully or partially, the land use right under the Contract provided that the Assignee has made full payment of the assignment fee, received the Certificate for the Use of State-owned Land and obtained the land use right assigned. Nevertheless, in the first transfer (including the sale, exchange and gift transfer) of the land use rights for the remaining term of use, the Assignee shall have the Assignor confirm that the following conditions have been fulfilled: investment and development are made in accordance with the Contract; above 25% of the total investment in the development has been completed; no buildings constructed in the land parcel shall be partially transferred and no buildings shall be partially transferred in the form of disguised sale.

Article 21 The parties involved in the transfer or mortgage of the land use right shall enter into a written contract for the transfer or mortgage; a written contract for leasing the land use right shall be signed by and between the lessor and the lessee in case the term of lease exceeds six months.

The land use right transfer, mortgage and lease contract shall not breach the laws and regulations of the State or the stipulations of this Contract.

Article 22 With the transfer of the land use right, the rights and obligations specified in the Contract and in the registration documents shall be thereby transferred. The land user who has acquired the land use right by means of the transfer thereof shall have a term of use which is the remainder of the term specified in the Contract on assignment of the land use right minus the number of the years in which the original land user has used the land. After the lease of land use right in part or in full, the rights and obligations specified in the Contract and in the registration documents shall remain imposed on the Assignee.

Article 23 With the transfer, lease or mortgage of the land use right, the above-ground buildings and other attached objects shall thereby be transferred, leased or mortgaged; with the transfer, lease or mortgage of the above-ground buildings and other attached objects, the land use right shall thereby be transferred, leased or mortgaged.

Article 24 In case of the transfer, lease or mortgage of the land use right, the parties involved in the transfer, lease or mortgage shall take the Contract, corresponding contract for the transfer, lease or mortgage and the Certificate for the Use of State-owned Land to the land administration department to apply for land registration within 30 days after the signing date of the corresponding contract.

Chapter V Expiration of the Term

Article 25 The land user may apply for a renewal of the land use right under the Contract when the specified term expires. The application for renewal shall be made no less than one year prior to the expiration of the term of use. Upon the consent of the Assignor to such a renewal, the Assignee shall go through the formalities stipulated by the law for the compensatory use of the land, sign a new contract for the compensatory use of the land with the Assignor, and pay the fee for the assignment of the land use right.

Article 26 In case no application for renewal is made by the Assignee upon expiration of the term of land assignment, or the application is made but failed in accordance with Article 25 of the Contract, the Assignee shall return the Certificate for the Use of State-owned Land and the Assignor shall recover the land use right on behalf of the State and cancel the registration of the land use right in accordance with related regulations.

Article 27 In case no application for renewal is made by the Assignee upon expiration of the term of land assignment, the Assignor shall, on behalf of the State, recover without compensation the land use right, above-ground buildings and other attached objects that are specified in the contract. The Assignee shall maintain the normal functions of the above-ground buildings and other attached objects and no sabotage is allowed. The Assignor may call on the Assignee to remove or demolish the above-ground buildings and other attached objects to restore the surface of the land.

Article 28 In case the application for renewal by the Assignee upon expiration of the term of use is denied by the Assignor in accordance with the Article 25 of the Contract, the Assignor shall, on behalf of the State, recover the land use right without compensation and, offer corresponding compensation to the Assignee for the above-ground buildings and other attached objects based on their remaining value at the time of the recovery.

Chapter VI Force Majeure

Article 29 Neither Party shall be held responsible in case of failure to fulfill, fully or in part, the Contract due to force majeure. Nevertheless, necessary remedial actions shall be made where possible by both Parties to reduce the loss caused by force majeure. No exemption from responsibility shall be applied to delayed fulfillment of the Contract by the Parties involved.

Article 30 Either Party that encounters force majeure shall notify the other Party of the event in writing by such means as mail, telegram, telefax or facsimile within 72 hours and submit to the other Party a report on the reason(s) for the inability to fulfill the Contract partially or fully or for delayed fulfillment of the Contract within 7 days after such force majeure occurred.

Chapter VII Responsibility for Breach of the Contract

Article 31 The Assignee must make payment of the assignment fee on time as agreed in the Contract. In case of failure to pay the assignment fee on time, the Assignee shall pay the Assignor an overdue fine which is 1‰ of the delayed amount on a daily basis as of the due date of payment. In case the delay in payment exceeds 6 months, the Assignor shall be entitled to terminate the Contract and recover the land use right. The Assignee is not entitled to claim back the down payment, whereas the Assignor may demand compensation from the Assignee for other losses due to the breach of the Contract.

Article 32 Failure of the Management Committee of Nantong Economic and Technological Development Zone to deliver the land as agreed after the Assignee’s payment of the assignment fee as agreed in the Contract shall be resolved in accordance with the stipulations in land delivery contract.

Article 33 The Assignee shall carry out development and construction in accordance with the Contract. In case the construction is postponed for one year from the agreed date of commencement, the Assignor shall be entitled to impose a “idle land fee” on the Assignee amounting to 10% of the total assignment fee; in case the construction is postponed for two years, the Assignor shall be entitled to recover the land use right at no consideration, with the exception of postponement in development due to force majeure, activities of relevant government departments or necessary preliminary work before the development.

In case the Assignee has started construction at the agreed date under Article 13 of the Contract, whereas the area of development and construction accounts for less than 1/3 of the total area of construction, or the amount invested accounts for less than 25% of the total amount of investment, or in the event of unauthorized suspension of the development and construction for one straight year, the land shall also be deemed idled and the Assignor shall be entitled to impose the idle land fee on the Assignee.

Article 34 In case the Assignee ceases to invest in and construct the project due to its own reasons, thus requesting termination of the Contract and applying to return the land to the Assignor, the Assignor shall obtain approval from the People’s Government or government office that formerly approved the land assignment scheme, then return, in accordance with the agreements hereinafter where applicable, partially or fully the assignment fee except the down payment agreed in the Contract and recover the land use right at no consideration for the buildings and structures already constructed within the land parcel. The Assignor may also call on the Assignee to remove the existing buildings and structures to restore the surface of the land.

(1) In case the application is made by the Assignee to the Assignor no less than 60 days before date of one year from the date of start of construction agreed in the Contract, the Assignor shall, after withholding the down payment, return the assignment fee already paid by the Assignee;

(2) In case the application is made by the Assignee to the Assignor after one year but no less than 60 days before the date of two years from the date of construction commencement as agreed in the Contract, the Assignor shall, after withholding the down payment agreed in Article 7 of the Contract and imposing the idle land fee under Article 33 of the Contract, return the remaining assignment fee that has been paid to the Assignee.

Article 35 In case that the land for construction becomes idle as a result of reduced scope of investment in the project due to the Assignee’s own reasons, provided that the land is divisible for use and can be reused for development and construction, the Assignee may make an application for returning the corresponding area of land for construction to the Assignor 90 days before the completion of the project. With approval by the People’s Governments at county and municipal levels, the Assignor and the Assignee shall enter into an agreement for the modification of the Contract on the Assignment of the land use right, with the Assignor recovering the use right of the corresponding land and returning, after withholding the proportion of down payment, the assignment fee to the Assignee.

Article 36 In case the Assignee fails to commence construction at the date agreed in the Contract, or a date for delayed construction is otherwise agreed, the Assignee shall pay the Assignor a penal sum that equals 0.5% of the total assignment fee; in case such delay causes idleness of land, an idle land fee shall also be paid by the Assignee in accordance with Article 33 of the Contract.

Article 37 The Assignee, given that an application for postponed completion and the payment of the penal sum are made, shall be allowed to postpone the completion for one year at most, with the exception of failure to complete the project on schedule due to force majeure or activities of relevant government departments. In case the completion is postponed for a time that is no more than half a year, the Assignee shall pay a penal sum that equals 0.15‰ of the total assignment fee for each day of the postponement; in case the completion is postponed for an accumulated time that is more than half a year but no more than one year, the Assignee shall pay a penal sum that equals 0.2‰ of the total assignment fee for each day of the postponement. In case the Assignee fails to complete the construction of the project and apply for inspection and acceptance of the completion by the date agreed in the Contract, or a date for delayed construction is otherwise agreed, the Assignee shall pay the Assignor a penal sum that equals 0.5‰ of the total assignment fee for each day of the postponement.

Chapter VIII Notification and Explanation

Article 38 Communication and notification required or allowed by the Contract, regardless of the means of delivery, shall be valid upon actual receipt.

Article 39 In case of any alternation to the notification, mailing address, bank of deposit or account number, the Party involved shall notify the other party of the new address, bank of deposit or account number within 15 days after such alternation. The default Party shall be held responsible for any loss to the other Party due to any delay in notification.

Article 40 The Assignor shall be obligated to answer any questions raised by the Assignee concerning this Contract before the execution of the Contract.

Chapter IX Applicable Laws and Resolution of Disputes

Article 41 The conclusion, validity, interpretation, fulfillment as well as the resolution of disputes related to the Contract shall be governed by the laws of People’s Republic of China.

Article 42 Disputes arising from the performance of the Contract shall be resolved by both Parties through negotiation. If negotiation fails, a lawsuit shall be brought to the People’s Court.

Chapter X Supplementary Articles

Article 43 The scheme of land parcel assignment under the Contract has been approved by the People’s Government of Nantong; the Contract shall become effective as of the date of execution by both Parties.

Article 44 The Contract is prepared in six originals with equal binding force, and each of the Assignee, the Assignor and the Management Committee of Nantong Economic and Technological Development Zone shall keep two copies.

Article 45 The Contract and attachment contain 10 pages in total, and Chinese version shall prevail.

Article 46 The amounts and areas in this Contract shall be stated in both numbers and in words, which shall be consistent with each other. In case of inconsistency, the amount stated in words shall prevail.

Article 47 The land delivery contract between the Assignee and the Management Committee of Nantong Economic and Technological Development Zone shall be signed in parallel with this Contract.

Article 48 For issues not covered in this Contract, a separate agreement shall be made between the two parties through negotiation and shall constitute the attachment to, and have the same legal effect with this Contract.

Assignor: (Seal of Nantong Municipal Bureau of State-owned Land and Resources )		Assignee: (Seal of Ctrip Information Technology (Nantong) Co., Ltd.)

Legal Representative:	/s/	Legal Representative:	/s/
(Authorized Agent)		(Authorized Agent)
(signature)		(signature)
Tel:		Tel: 0513-83595005
021-34064880-11031
Date: February 25, 2008